SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          Grand Havana Enterprises Inc
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   911379105
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                                 (CUSIP Number)

                              David I. Polonitza
                             2550 Nelsonville Road
                               Boston, KY 40107
                             Phone: (502) 460-3141
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/05/2007
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 911379105
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Polonitza, David
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,000,000

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        1,000,000

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     1,000,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     6.77% (1)
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(14) Type of reporting person (see instructions).

     IN
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----------
(1) 6.77% based upon the 14,764,306 shares reported in the last available SEC Form 10Q filed by the company reported on 4/12/06.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Grand Havana Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1990 Westwood Boulevard, Los Angeles, CA 90025.

Item 2. Identity and Background.

          (a) This statement is filed by David I. Polonitza(the "Reporting Person").



          (b) The business address of the Reporting Person is 2550 Nelsonville Road, Boston, Kentucky 40107

          (c) The Reporting Person is a private investor.

          (d) The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

          (e) During the five years preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

           All securities previously purchased and are currently held in the Reporting Persons own personal accounts were fully paid using his personal funds. None of the securities have now or ever been pledged for any loans nor used for other margin purposes.

Item 4. Purpose of Transaction.

           The Reporting Person purchased the Common Stock in the open market for general investment purposes. Consistent with such purposes, the Reporting Person may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to his investment in the Issuer. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer.

           The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.

           Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the business or corporate structure of the Issuer, (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, or (j) or any action similar to the foregoing actions listed. The Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of the Common Stock or to sell part or all of his holdings of the Common Stock of the Issuer.


Item 5. Interest in Securities of the Issuer.

          (a) The 1,000,000 shares of the Common Stock owned by the Reporting Person constitute 6.77% of the outstanding Common Stock of the Issuer.



          (b) The Reporting Person has sole voting and dispositive power with respect to the Common Stock.



          (c) This filing relates to 1,000,000 shares (6.77%) of Grand
              Havana Enterprises Inc Common Stock purchased in the open market at prices of between $0.13 and $0.18 from 11/08/06 through 12/29/06

              11/08/2006  13:13:08  Bought 50000 PUFF @ 0.15
              11/08/2006  13:58:35  Bought 5000 PUFF @ 0.15
              11/08/2006  14:01:42  Bought 10000 PUFF @ 0.15
              11/08/2006  14:10:26  Bought 5000 PUFF @ 0.16
              11/08/2006  14:13:45  Bought 5000 PUFF @ 0.16
              11/08/2006  14:43:27  Bought 30000 PUFF @ 0.16
              11/17/2006  15:04:15  Bought 35000 PUFF @ 0.13
              11/20/2006  12:26:52  Bought 5000 PUFF @ 0.16
              11/20/2006  12:29:23  Bought 55000 PUFF @ 0.17
              11/20/2006  12:49:27  Bought 60000 PUFF @ 0.17
              11/21/2006  13:45:39  Bought 150000 PUFF @ 0.17
              11/21/2006  14:43:28  Bought 10000 PUFF @ 0.18
              11/28/2006  15:36:05  Bought 29000 PUFF @ 0.18
              12/05/2006  09:59:17  Bought 5000 PUFF @ 0.18
              12/05/2006  13:57:12  Bought 10000 PUFF @ 0.18
              12/14/2006  13:17:12  Bought 8700 PUFF @ 0.18
              12/18/2006  15:56:11  Bought 15000 PUFF @ 0.18
              12/29/2006  12:30:37  Bought 5000 PUFF @ 0.17
              12/29/2006  12:32:45  Bought 6235 PUFF @ 0.18


          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

           None.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/05/2007                      /s/ David I. Polonitza
                                      Name:  David I. Polonitza

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages